AQUA METALS, INC.

1010 Atlantic Avenue

Alameda, California 94501

September 22, 2016

VIA EDGAR

Pamela A. Long, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aqua Metals, Inc. Registration Statement on Form S-3 File No. 333-213501

Dear Ms. Long:

Aqua Metals, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m., Eastern Time, on Monday, September 26, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AQUA METALS, INC.

By: /s/ Stephen R. Clarke

Stephen R. Clarke, Chief Executive Officer